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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

InSight Health Services Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45766Q 10 1
(CUSIP Number)

Robert E. Healing, Esq.
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06431
(203) 373-2243
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Linda L. Curtis, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
(213) 229-7000

September 24, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  / /.

(Continued on following pages)

(Page 1 of 2 Pages)

SCHEDULE 13D
CUSIP No. 45766Q 10 1	Page 2 of 2 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (I.R.S. # 14-0689340)	General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
		2,300,448 shares (See Item 5(a))
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		2,300,448 shares (See Item 5(a))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,300,448 shares (See Item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.3% of Common Stock (See Item 5(a))

14	TYPE OF REPORTING PERSON*
CO

    This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Schedule 13D filed on behalf of General Electric Company, a New York corporation ("GE" or the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on July 12, 1997 (the "Original Schedule 13D"), relating to the Common Stock, $0.001 par value per share ("Common Stock"), of InSight Health Services Corp., a Delaware corporation ("InSight" or the "Issuer"), as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1"), filed by the Reporting Person on October 14, 1997, as further amended by Amendment No. 2 to Schedule 13D ("Amendment No. 2"), filed by the Reporting Person on July 5, 2001. This Amendment No. 3 relates to the conversion by the Reporting Person of all of its shares of InSight Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock") into shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"). Such conversion was required pursuant to the terms of the Voting Agreement, dated as of June 29, 2001, between the Reporting Person, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), which is attached hereto as Exhibit 2 to Amendment No. 2 and which is incorporated herein by reference. Certain capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in Amendment No. 2. Except as disclosed in this Amendment No. 3, the information contained in the Original Schedule 13D, as amended by Amendment No. 1 and as further amended by Amendment No. 2, has not changed as of the date hereof. Items 4, 5, 6 and 7 are hereby amended and restated as follows:

Item 4—PURPOSE OF TRANSACTION

    On September 24, 2001, upon delivery to InSight of the notices of conversion to Series D Preferred Stock (individually, a "Conversion Notice" and collectively, the "Conversion Notices") by the holders of the Series C Preferred Stock and the holders of InSight Convertible Preferred Stock, Series B, par value $0.001 per share (the "Series B Preferred Stock"), respectively, all of the outstanding shares of Series C Preferred Stock and all of the outstanding shares of Series B Preferred Stock were automatically converted into shares of Series D Preferred Stock. In addition, upon such conversion, the board of Insight was automatically increased by six (the "Conversion Directors") pursuant to the terms of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight (the "Series D Certificate of Designation," which is incorporated herein by reference to the Issuer's 10-K, filed with the SEC on October 14, 1997). The Series D Certificate of Designation provides that, immediately following delivery of the Conversion Notices, the holders of the Series D Preferred Stock shall have the right to elect all of such new directors. In its Conversion Notice, GE stated that the delivery of such Conversion Notice shall not be deemed to constitute an election by GE of any Conversion Directors. GE holds the Series D Preferred Stock for investment purposes in the ordinary course of business, and not with the purpose of changing control of InSight. However, GE (i) has reserved any rights it may have to elect any Conversion Directors in the future and (ii) has agreed to defer any such election or appointment until such time as the holders of 66 2/3% of the shares of Series D Preferred Stock agree to commence such election or appointment.

    GE may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, GE has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5—INTEREST IN SECURITIES OF THE ISSUER

    (a) GE is the beneficial owner of 203,044.8 shares of Series D Preferred Stock, representing approximately 32.1% of the outstanding Series D Preferred Stock. The 203,044.8 shares of Series D Preferred Stock are convertible into 2,030,448 shares of Common Stock, which number is subject to adjustment under various circumstances. GE is also the beneficial owner of 270,000 shares of Common Stock, through its ownership of the Warrants. Such 2,300,448 shares of Common Stock would represent approximately 43.3% of the total number of shares of Common Stock of InSight that, as a result of the issuance of the foregoing shares, would be outstanding, based on 3,011,656 shares of Common Stock represented by InSight as outstanding as of June 29, 2001.

    (b) GE has shared voting and investment power with respect to the securities that are the subject of this Amendment No. 3, which power is shared pursuant to the Voting Agreement discussed in Item 6 below.

    (c) Effective September 24, 2001, as required by the Voting Agreement, GE converted all of the 17,005 shares of Series C Preferred Stock that it owned into 203,044.8 shares of Series D Preferred Stock pursuant to the terms of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C, of InSight (the "Series C Certificate of Designation"), which is incorporated herein by reference to the Issuer's 10-K, filed with the SEC on October 14, 1997.

    (d) No other person is known to GE to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Amendment No. 3 to the Schedule 13D.

    (e) Not applicable.

Item 6—CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    On July 29, 2001, InSight, Parent and Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of Acquisition with and into InSight, with InSight continuing as the surviving corporation, and that each outstanding share of Common Stock of InSight, other than those shares owned by certain officers of InSight, will be converted into the right to receive $18.00 per share in cash.

    Simultaneously with the execution of the Merger Agreement, GE entered into a Voting Agreement with Parent and Acquisition. A copy of the Voting Agreement is attached as Exhibit 2 to Amendment No. 2 and is incorporated herein by reference.

    Under the terms of the Voting Agreement, (i) GE, on September 24, 2001, converted all of the Series C Preferred Stock that it owned into 203,044.8 shares of Series D Preferred Stock, (ii) GE agreed to consent to the cancellation of the Warrants for consideration in accordance with the Merger, (iii) GE agreed to vote in favor of the Merger and the adoption of the Merger Agreement, and (iv) GE agreed to convert all of the aforementioned 203,044.8 shares of Series D Preferred Stock into shares of Common Stock immediately prior to the effective time of the Merger.

    GE has also agreed to grant an irrevocable proxy to Parent and to appoint Parent as its attorney-in-fact to vote its Series D Preferred Stock in favor of the Merger and the adoption of the Merger Agreement. In addition, GE agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of the equity securities of InSight owned by it, (ii) enter into any voting arrangement or understanding other than the Voting Agreement, or (iii) take any action that could make any of its representations or warranties in the Voting Agreement untrue or incorrect or could have the effect of preventing or disabling GE from performing any of its obligations. Moreover, GE agreed not to (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal (as defined in the Merger Agreement). The Voting Agreement terminates upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

    The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 2 to Amendment No. 2 and which is incorporated herein by reference.

Item 7—MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit
1.	Voting Agreement, dated as of June 29, 2001, incorporated herein by reference to Amendment No. 2 to the Schedule 13D to which this Amendment No. 3 relates, filed by the Reporting Persons on July 5, 2001.
2.	Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C, of InSight, dated as of October 14, 1997, incorporated herein by reference to the Issuer's 10-K, filed with the Securities and Exchange Commission on October 14, 1997.
3.	Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight, dated as of October 14, 1997, incorporated herein by reference to the Issuer's 10-K, filed with the Securities and Exchange Commission on October 14, 1997.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2001

GENERAL ELECTRIC COMPANY
By:	/s/ ELIZA FRASER Name: Eliza Fraser, Esq. Title: Associate Corporate Counsel

SCHEDULE I
GENERAL ELECTRIC COMPANY

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
DIRECTORS
J. I. Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor Business Administration-Graduate School of Administration, Harvard University
S. S. Cathcart	222 Wisconsin Avenue Suite 103 Lake Forest, IL 60045	Retired Chairman, Illinois Tool Works
D. D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General ElectricCompany; Chairman, General Capital Services, Inc.
P. Fresco	Fiat SpA via Nizza 250 10126 Torino, Italy	Chairman of the Board, Fiat SpA
A. M. Fudge	4 Lowlyn Road Westport, CT 06880	Former Executive Vice President, Kraft Foods, Inc.
C. X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.
J. R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer, General Electric Company
A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	President and Chief Executive Officer, Avon Products, Inc.
K. G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.
R. B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, New York 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide
S. G. McNealy	Sun Microsystems, Inc. 901 San Antonio Road Palo Alto, CA 94303-4900	Chairman, President and Chief Executive Officer, Sun Microsystems, Inc.
G. G. Michelson	Federated Department Stores 151 West 34th Street New York, NY 10001	Former Member of the Board of Directors, Federated Department Stores
S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, GA 30303	Partner, King & Spalding
R. S. Penske	Penske Corporation 13400 Outer Drive, West Detroit, MI 48239-4001	Chairman of the Board and President, Penske Corporation
F. H. T. Rhodes	Cornell University 3104 Snee Building Ithaca, NY 14853	President Emeritus, Cornell University

G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company
A. C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation
D. A. Warner III	J.P. Morgan Chase & Co. The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10017-2070	Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, New York 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
Citizenship
	P. Fresco	Italy
	C. X. Gonzalez	Mexico
	Andrea Jung	Canada
	All Others	U.S.A.
EXECUTIVE OFFICERS
J. R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer
P. D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Comptroller
J. R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer
D. C. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President—GE Aircraft Engines
J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President—GE Appliances
W. J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Human Resources
D. D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
S. C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President—Corporate Research and Development
M. J. Espe	General Electric Company Nela Park Cleveland, OH 44112	Senior Vice President—GE Lighting
Y. Fujimori	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President—GE Plastics

B. W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
J. M. Hogan	General Electric Company P. O. Box 414 Milwaukee, WI 53201	Senior Vice President—GE Medical Systems
J. Krenicki, Jr.	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President—GE Transportation Systems
R. W. Nelson	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President—Corporate Financial Planning and Analysis
G. M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Chief Information Officer
J. G. Rice	General Electric Company 1 River Road Schenectady, NY 12345	Senior Vice President—GE Power Systems
G. L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer
K. S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance and Chief Financial Officer
L. G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Industrial Systems
W.A. Woodburn	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Specialty Materials
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, New York 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
Citizenship of All Executive Officers
	Yoshiaki Fujimori	Japan
	All Others	U.S.A.

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SIGNATURE
SCHEDULE I